February 6, 2025

Brandon Lutnick
Chief Executive Officer
Cantor Equity Partners III, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners III, Inc.
            Amendment No.1 to
            Draft Registration Statement on Form S-1
            Submitted January 23, 2025
            CIK No. 0002034268
Dear Brandon Lutnick:

     We have reviewed your amended draft offering statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15,
2024 letter.

Draft Registration Statement on Form S-1 submitted January 23, 2025
Cover page

1. We note disclosures on page 92 and elsewhere that if you increase or decrease the size of the offering, you will effect a share dividend, contribution back to capital or other mechanism with respect to your Class B shares in such amount so that the founder shares will continue to represent 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled "Sponsor Information" on pages 9 and 108.
 February 6, 2025
Page 2

Sources of Target Businesses, page 114

2. Please revise disclosure in the first full paragraph on page 115 to clarify, if true, that no one acting on your behalf has engaged in discussions with any of the prospective target businesses that any of the Active Cantor SPACs or any of the Prior Cantor
       SPACs had considered, consistent with disclosure on your prospectus cover page.
       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:   Stuart Neuhauser